The Company's annual meeting of shareholders
 was held on May 4, 2004. Of the 9,389 shares outstanding, the following shares were voted at the meeting:

				For Abstain
Election of six Directors:
	Ronald J. Arnault	7,664	74
	John E. Bryson	  	7,659	79
	Anita L. DeFrantz	7,646	93
	William G. McGagh	7,641	97
	William E.B. Siart	7,658	80
	Louis A. Simpson	7,660	79